Exhibit 99.1

NJ CRC Board Reverses Itself and Fully Approves Curaleaf's Adult Use License Renewals After Legal Challenge

NEW YORK, April 17, 2023 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that today, Monday, April 17th, the Board of the New Jersey Cannabis Regulatory (CRC) reversed itself and voted to approve Curaleaf's adult use cannabis licenses.

The CRC Board's decision came after first voting to vacate their decision from Thursday, April 13th, when they attempted to deny Curaleaf's adult use license renewals.

Said Curaleaf CEO Matt Darin, "Today's decision by the CRC Board to vacate their unprecedented action last week is an incredible victory for our 500 NJ team members and vindication for what we knew all along: Curaleaf is in good standing with the CRC and has fulfilled every requirement necessary for the renewal of our licenses. I am incredibly proud of and grateful to every one of the hundreds of dedicated team members who showed up today, not just for their jobs and livelihoods, but for a better, safer cannabis industry in New Jersey."

In previously attempting not to renew Curaleaf's adult use licenses, the CRC Board had disregarded the Commission's staff recommendation to renew Curaleaf's adult use licenses and the fact that the company has no pending violations.

As part of the approval, Curaleaf will be providing the Commission with additional information regarding its labor practices and confirm its ongoing compliance with New Jersey law.

Said Curaleaf Chairman Boris Jordan, "This decision by the Board is a victory for Curaleaf, a company that has proudly generated tens of millions of tax dollars for the State, invested upwards of $75M more to support its cannabis industry, and supplied cannabis products to nearly all of New Jersey's licensed dispensaries, including social equity license holders. Curaleaf remains open for business and will continue working collaboratively with the CRC Board and its staff to ensure our good standing in the State of New Jersey."

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult use markets. In the United States, Curaleaf currently operates in 19 states with 151 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the renewal of Curaleaf's New Jersey Adult Use licenses. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

FOR COMMENT:

Peter Clateman, Curaleaf General Counsel

(917) 446-4062

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP of Global Corporate Communications

media@curaleaf.com

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https://www.prnewswire.com/news-releases/nj-crc-board-reverses-itself-and-fully-approves-curaleafs-adult-use-license-renewals-after-legal-challenge-301799257.

SOURCE Curaleaf Holdings, Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2023/17/c9748.html